[redacted]

14041584

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 15 2014
REGISTRATIONS BRANCH
17

***PUBLIC***

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: March 31, 2016<br>Estimated average burden<br>hours per response ....12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-40848 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/13 AND ENDING 06/30/14
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

NAME OF BROKER-DEALER: SIMMONS & COMPANY INTERNATIONAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 1900
(No. and Street)

| Houston | Texas | 77002 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Katrina R. Celestine (713) 236-9999
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name - *if individual. state last, first. middle name)*

| 500 Dallas Street, Suite 2500 | Houston | Texas | 77002 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

This report contains (check all applicable items):

_x_ (a) Facing page
___ (b) Oath or Affirmation
_x_ (c) Statement of Financial Condition
___ (d) Statement of Income
___ (e) Statement of Changes in Stockholders' Investment
___ (f) Statement of Cash Flows
___ (g) Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
___ (h) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
___ (i) Computation of Net Capital
___ (j) Computation for Determination of Reserve Requirements under Rule 15c3-3
___ (k) Information Relating to the Possession or Control Requirements under Rule 15c3-3
___ (l) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
___ (m) A copy of the SIPC Supplement Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
___ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# SIMMONS & COMPANY
INTERNATIONAL

# Consolidated Statement Of Financial Condition June 30, 2014

FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17A-5(D) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

*SIMMONS & COMPANY INTERNATIONAL*

# INDEX


PAGE

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ................................ 1

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Statement of Financial Condition ................................ 2

Notes to Consolidated Statement of Financial Condition ................................ 3

HEIN

Hein & Associates LLP
500 Dallas Street
Suite 2500
Houston, Texas 77002

www.heincpa.com
p 713.850.9814
f 713.850.0725

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Simmons & Company International
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Simmons & Company International and subsidiaries (the Company) as of June 30, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Simmons & Company International and its subsidiaries as of June 30, 2014, in conformity with accounting principles generally accepted in the United States.

Hein & Associates LLP

Hein & Associates LLP

Houston, Texas
September 12, 2014

*SIMMONS & COMPANY INTERNATIONAL*

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

## JUNE 30, 2014

| | |
|---|---|
| **ASSETS:** | |
| Cash and cash equivalents | $102,706,841 |
| Restricted cash | 250,000 |
| Accounts receivable, net | 14,638,051 |
| Investments in securities at market value | 58,582,189 |
| Other investments | 541,210 |
| Property and equipment, net | 3,408,570 |
| Other assets | 10,555,026 |
| Total assets | $190,681,887 |
| **LIABILITIES AND STOCKHOLDERS' INVESTMENT** | |
| **LIABILITIES:** | |
| Accounts payable and accrued liabilities | $ 8,367,766 |
| Accrued compensation | 59,999,634 |
| Deferred compensation | 11,173,067 |
| Revolving subordinated loan | 8,000,000 |
| Total liabilities | 87,540,467 |
| Commitments and Contingencies (Note 7) | |
| **STOCKHOLDERS' INVESTMENT:** | |
| Common stock, par value $.001, 10,000,000 shares authorized; 872,201 shares issued and outstanding | 872 |
| Additional paid-in capital | 27,479,683 |
| Retained earnings | 23,578,872 |
| Accumulated other comprehensive loss | (1,642,443) |
| Stockholders' investment of Simmons & Company International | 49,416,984 |
| Stockholders' investment of noncontrolling interests | 53,724,436 |
| Total stockholders' investment | 103,141,420 |
| Total liabilities and stockholders' investment | $ 190,681,887 |

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Simmons & Company International (the "Company"), a Texas corporation formed in 1974, is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an "introducing broker" that introduces all securities transactions and accounts of customers to a "clearing broker", Pershing, LLC, a broker-dealer that carries such accounts on a fully disclosed basis. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently; Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company provides investment banking services and equity research, sales and trading to the energy industry world-wide. The Company is located in Houston, Texas.

The Company has one wholly-owned subsidiary, Simmons & Company International Capital Markets Limited ("SCICML") and one 85% owned subsidiary, Simmons & Company International Limited ("SCIL"). SCICML is located in London, England. SCIL is headquartered in Aberdeen, Scotland and has offices in London, England as well as Dubai, United Arab Emirates. In August 2011, with the consent of the Company, SCIL issued certain equity securities ("B Shares") to certain employees representing a 15% ownership in SCIL. The issuance of B Shares resulted in a reduction of the Company's controlling interest of SCIL. SCIL and SCICML are United Kingdom-based limited liability companies that are authorized and regulated by the Financial Services Authority to undertake designated investment business in the United Kingdom.

SCIL has a 100% interest in Parallel General Partner Limited, a Guernsey limited company ("GP"). The GP is the general partner and manager of Simmons Parallel Energy LP (the "Fund I") and the GP for Simmons Parallel Energy Fund (SPE LP), Simmons Parallel Private LP ("Private"), Simmons Parallel Public LP ("Public"), Parallel Carry LP ("Carry I"), Simmons Private Equity II LP ("Fund II"), Simmons Private Equity II Founder LP ("Founder") and Simmons Private Equity II Carry LP ("Carry II"). These entities are Guernsey limited partnerships.

Fund I was established for the purpose of purchasing, divesting, managing, restructuring and supervising investments of the kind and nature as outlined in the Fund I Limited

Partnership Agreement and engaging in such other activities incidental or ancillary thereto as the GP deems necessary. SPE LP is a limited partner of Fund I and the Public and Private are investment holding limited partnerships owned entirely by Fund I. The Carry I is the carried interest vehicle of the structures with only a minor total capital commitment.

Fund II was established in September 2013 for the purpose of purchasing, divesting, managing, restructuring and supervising investments of the kind and nature as outlined in the Fund II Limited Partnership Agreement and engaging in such other activities incidental or ancillary thereto as the GP deems necessary. Founder is a limited partner of Fund II. The Carry II is the carried interest vehicle of the structures with only a minor total capital commitment.

The Company owns approximately 5% of Fund I and approximately 3% of Fund II. Beginning July 1, 2010, the Company consolidated Fund I and SPE LP due to the Company's management control. Beginning at inception, the Company consolidated Fund II and Founder due to the Company's management control.

The Company reports the noncontrolling interests in SCIL and the Fund entities as a separate component of stockholders' investment in the consolidated statement of financial condition.

**Basis of Presentation**

The consolidated financial statements present the consolidated accounts of the Company and its subsidiaries. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Financial instruments**

The carrying amount of the Company's financial instruments, which include cash equivalents, accounts receivables, accounts payable and accrued liabilities, accrued salaries and bonuses, and outstanding loans approximate their market values at June 30, 2014 due to the short maturities of these instruments.

**Cash and Cash Equivalents**

Cash and cash equivalents are deemed to include cash held in banks and other temporary cash investments with maturities of three months or less at the date of acquisition.

**Restricted Cash**

Restricted cash includes $250,000 in the collateral account maintained with the clearing broker.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are customer obligations due under normal terms. Management performs continuing credit evaluations of the Company's customers' financial condition.

Management reviews accounts receivable on a regular basis to determine if any receivables will potentially be uncollectible. Accounts receivable balances that are determined to be uncollectible are included in the allowance for doubtful accounts. Based on the information available, the Company believes the allowance for doubtful accounts as of June 30, 2014 of $1,647,764 is adequate. However, actual write-offs may exceed the recorded allowance.

Significant customers include those that account for greater than 10% of the Company's revenues. The Company has no customers that account for greater than 10% of the Company's revenues in 2014.

**Investments in Securities at Market Value**

Investments in securities at market value consist of municipal bonds and private company investments.

Fair value is the price that could be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The fair value measurements guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value at June 30, 2014.

| | LEVEL 1 | LEVEL 2 | LEVEL 3 | FAIR VALUE AT JUNE 30, 2014 |
|---|---|---|---|---|
| **ASSETS:** | | | | |
| Municipal bonds | $ – | $4,656,754 | $ – | $ 4,656,754 |
| Private company investments | $ – | $ – | $53,925,435 | 53,925,435 |
| | | | | $ 58,582,189 |

Municipal bond investments are valued using Level 2 fair value methodologies and inputs. The Company is able to value those assets based on observable market data for similar instruments.

Private company investments are valued using Level 3 fair value methodologies and inputs. Investments with an unobservable market are valued using the market approach with public company multiples applied to earnings before interest, taxes, depreciation and amortization ("EBITDA").

Activity during the year in Level 3 investments were as follows:

| | |
|---|---|
| Beginning fair value at July 1, 2013 | $ 27,011,135 |
| Acquisition of investment securities | 21,135,419 |
| Foreign exchange revaluation gains | 3,511,746 |
| Unrealized gains | 2,505,809 |
| Proceeds from sale of investments | (3,151,175) |
| Realized gains | 2,912,501 |
| Ending fair value at June 30, 2014 | $ 53,925,435 |

**Property and Equipment, net**

Property and equipment, net, which includes leasehold improvements, are recorded at cost, net of accumulated depreciation and amortization.

**Foreign Currency Translation**

All balance sheet accounts of the foreign subsidiaries have been translated at the current exchange rate as of the end of the fiscal year.

**Income Taxes**

For U.S. federal income tax purposes, the Company is a Subchapter S Corporation, therefore, the Company's taxable income or loss is allocated to stockholders in accordance with their respective percentage ownership. Therefore, no liability for U.S. federal income taxes has been included in the consolidated financial statements related to the Company.

SCIL and SCICML are limited liability companies with current tax provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

The GP, Fund I, SPE LP, Fund II and Founder are transparent for tax purposes, therefore each partner is taxed individually on their share of relevant profits.

Deferred tax is recognized for all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between SCIL taxable income and its results as stated in the consolidated financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the consolidated financial statements.

Deferred tax is measured at the average rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. SCIL has a deferred tax asset of approximately $1,086,000 related to these timing differences, which is included in Other assets in the consolidated statement of financial condition.

The Company is also subject to Texas margin tax. In general, legal entities that conduct business in Texas are subject to the Texas margin tax, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The tax is assessed on Texas sourced taxable margin which is defined as the lesser of (i) 70% of total revenue or (ii) total revenue less (a) cost of goods sold or (b) compensation and benefits.

The Company recognizes a tax liability from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon settlement with the tax authorities. The Company classifies interest related to income tax liabilities as income tax expense, and if applicable, penalties are recognized as a component of the provision for income taxes. Any accrued interest and penalties that are anticipated to be due within one year of the balance sheet date would be presented as current liabilities in the consolidated statement of financial condition.

### Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, municipal bonds and accounts receivable. The Company controls credit risk by placing its cash and cash equivalents with credit-worthy financial institutions and routinely assesses the financial stability of its customers. The credit risk of municipal bonds is reviewed periodically by management.

## 2. OTHER INVESTMENTS

The Company owns a 50 percent interest in an affiliated limited liability company ("LLC"), which is accounted for using the equity method of accounting. The Company recorded $985,470 in earnings from the LLC and received $875,000 in distributions from the LLC during the fiscal year ended June 30, 2014. The carrying value of the investment was $541,132 at June 30, 2014.

## 3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, at June 30, 2014 consisted of the following:

| | | USEFUL LIFE |
|---|---|---|
| Furniture and fixtures | $ 3,564,952 | 7 years |
| Leasehold improvements | 5,537,546 | life of lease |
| Computer equipment | 1,526,518 | 5 years |
| Accumulated depreciation and amortization | (7,220,446) | |
| | $ 3,408,570 | |

## 4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at June 30, 2014 consisted of the following:

| | |
|---|---|
| Trade payables | $ 1,224,245 |
| Deferred rent | 1,354,966 |
| Deferred income | 461,343 |
| Texas margin tax | 244,197 |
| Foreign taxes payable | 1,819,177 |
| 401k employer match | 1,000,008 |
| Liability for uncertain tax position | 530,470 |
| Other | 1,733,360 |
| | $ 8,367,766 |

## 5. STOCKHOLDERS' INVESTMENT

Stockholders of the Company have entered into a stockholders' agreement, which provides that the Company has the right of first refusal with respect to any disposition of shares of the common stock of the Company.

### Stock Awards

The Company issues restricted stock awards to employees as a form of compensation; these awards vest ratably over three years.

The following table summarizes restricted stock award activity for the fiscal year 2014:

| | NUMBER OF UNVESTED SHARES | WEIGHTED AVERAGE GRANT DATE FAIR VALUE |
|---|---|---|
| Outstanding at June 30, 2013 | 133,759 | 44.36 |
| Granted | 80,611 | 56.07 |
| Vested | (66,050) | 43.38 |
| Forfeited | (2,303) | 50.45 |
| Outstanding at June 30, 2014 | 146,017 | 51.51 |

Fair value of the awards is determined using the Company's fully diluted adjusted book value per share at the date of the grant as defined by the Company

**Phantom Stock Plan**

The Company has a phantom stock agreement where awards vest ratably over three years. A liability is accrued over the vesting period for compensation expense due under the plan.

The Company issued 13,032 shares of phantom stock during fiscal year 2014 and had 200,500 shares outstanding at June 30, 2014. The related liability at June 30, 2014 was $10,957,876.

**Stock Warrants**

In previous years, the Company granted stock warrants to eligible shareholders as consideration for agreeing to sell shares back to the Company when requested by the Company as part of a retirement stock buyback plan. One warrant was granted for each share purchased by the Company from such shareholder. The exercise price was the same price paid for each share. The warrants expire four years after the date of grant, but can only be exercised upon a liquidity event. There is no fair value for these warrants reflected in the financial statements at June 30, 2014. There are no warrants outstanding at June 30, 2014.

The following table summarizes stock warrant activity for the year ended June 30, 2014:

| | SHARES | EXERCISE PRICE PER SHARE | WEIGHTED AVERAGE PRICE PER SHARE |
|---|---|---|---|
| Warrants outstanding at June 30, 2013 | 77,687 | $55.55 | $ 55.55 |
| Expired | (77,687) | 55.55 | 55.55 |
| Warrants outstanding at June 30, 2014 | – | | |

## 6. REVOLVING SUBORDINATED LOAN AND NOTES PAYABLE AND CAPITAL LEASE OBLIGATION

On September 30, 2013, the Company entered into an unsecured revolving subordinated loan agreement (the "Revolver III") with Amegy Bank National Association for net capital purposes. The Revolver III allows for a maximum advance of $10,000,000 at a 5% annual interest rate and expires on October 31, 2014. Amounts on the Revolver III can be withdrawn in $1,000,000 increments. The commitment fee on the unused amounts of the Revolver III is 50 basis points per year, paid quarterly. The Company has $8,000,000 outstanding on the Revolver III at June 30, 2014.

On June 28, 2013, the Company entered into an extended unsecured revolving subordinated loan agreement (the "Revolver II") with Amegy Bank National Association for net capital purposes. The Revolver II allowed for a maximum advance of $30,000,000 at a 5% annual interest rate and expired on September 30, 2013. Amounts on the Revolver II can be withdrawn in $1,000,000 increments. The commitment fee on the unused amounts of the Revolver II was 50 basis points per year, paid quarterly. The Company has $0 outstanding on the Revolver II at June 30, 2014.

On August 23, 2012, the Company extended an unsecured revolving subordinated loan agreement (the "Revolver I") with Amegy Bank National Association for net capital purposes. The Revolver I, which expired September 30, 2013, allowed for a maximum advance of $10,000,000 at a 6.5% annual interest rate. Amounts on the Revolver I could be withdrawn in $1,000,000 increments. The commitment fee on the unused amounts of the Revolver I was 50 basis points per year, paid quarterly. The Company has $0 outstanding on the Revolver I at June 30, 2014.

## 7. COMMITMENTS AND CONTINGENCIES

### Operating Leases

The Company has entered into operating leases for office space and copiers, which provide for minimum future lease payments at June 30, 2014 as follows, subject to annual escalations of operating expenses relating to the building:

| FISCAL YEARS | |
|---|---|
| 2015 | $ 2,879,557 |
| 2016 | 2,893,883 |
| 2017 | 3,000,091 |
| 2018 | 3,000,091 |
| 2019 | 1,071,547 |
| Thereafter | 3,278,151 |
| | $ 16,123,320 |

### Clearing Agreement

Pursuant to the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain, among other things, (a) a collateral account with the clearing broker with a market value of at least $250,000, (b) net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 of at least $100,000, and (c) a ratio of aggregate indebtedness, as defined, to net capital of 15 to 1 or

less. At June 30, 2014, the balance of the collateral account maintained with the clearing broker was $250,000 and the Company's net capital and ratio of aggregate indebtedness to net capital were $22,845,178 and 2.48 to 1, respectively.

**Litigation**

The Company has an unsecured SIPA claim against the debtor relating to a private placement transaction. The Company's unsecured SIPA claim remains outstanding. The Company is not able to determine the collectability of this claim, as such the related receivable is fully reserved at June 30, 2014.

## 8. EMPLOYEE PROFIT SHARING PLAN

Effective July 1, 2003, the Company launched a Plan for the benefit of its employees, which combined its existing Profit Sharing Plan with a newly created 401(k) Plan. The Charles Schwab Trust Company is the trustee. Investment decisions are made by the participants. Company contributions, which are discretionary, vest over a six year period. Non-vested monies, which are forfeited by terminating participants, are used to pay Plan fees and are redistributed to existing Plan members. Total annual additions for each participating employee are subject to statutory limitations.

## 9. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company does not hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregated indebtedness, as defined by the Rule. At June 30, 2014 the Company's aggregate indebtedness to net capital ratio, as defined, was 2.48 to 1 and its net capital was $22,845,178, which resulted in excess net capital of $19,065,786.

## 10. SUBSEQUENT EVENTS

Management has performed a review of subsequent events and transactions through September 12, 2014, which is the date the financial statements were issued.